UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
BRASS ACQUISITION CORP.
(a wholly-owned subsidiary of)
BLOOMBERG INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Class A 121164107
Class B 121164206
Class C NONE
(CUSIP Number of Class of Securities)

Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
Phone: (212) 318-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 728-8000
Fax: (212) 728-8111
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$992,114,785	$115,184.53
*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $39.50 cash per share (i) all 9,597,017 outstanding shares of Class A common stock of The Bureau of National Affairs, Inc.; (ii) all 15,513,363 outstanding shares of Class B common stock of The Bureau of National Affairs, Inc.; and (iii) all 6,450 outstanding shares of Class C common stock of The Bureau of National Affairs, Inc., in each case as of August 24, 2011, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, by multiplying the transaction valuation by 0.00011610.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Bloomberg Inc. (“Parent”), a Delaware corporation, and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Company Common Stock”), including all of the issued and outstanding shares of Class A common stock, par value $1.00 per share (the “Class A Shares”), all of the issued and outstanding shares of Class B common stock, par value $1.00 per share (the “Class B Shares”), and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share (the “Class C Shares”, and together with the Class A Shares and the Class B Shares, the “Shares” and each, a “Share”) of The Bureau of National Affairs, Inc., a Delaware corporation (the “Company”), at a purchase price of $39.50 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser and Parent.
     The information set forth in the Offer to Purchase, including all schedules thereto, the Letters of Transmittal and the Letter of Instruction to the BNA 401(k) Plan Trustees, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1. SUMMARY TERM SHEET
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Frequently Asked Questions” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) The name of the subject company and the issuer of securities to which this Schedule TO relates is The Bureau of National Affairs, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1801 South Bell Street, Arlington, Virginia 22202, and its telephone number is (703) 341-3000. The information set forth in Section 8 “Certain Information Concerning Company” of the Offer to Purchase is incorporated herein by reference.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $1.00 per share, of the Company. The Company has advised Parent that, as of August 24, 2011, there were 9,597,017 Class A Shares, 15,513,363 Class B Shares and 6,450 Class C Shares of the Company issued and outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.
     (c) There is no established trading market for the securities.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
     (a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Purchaser and Parent,” Schedule I “Directors and Executive Officers of Parent” and Schedule II “Directors and Executive Officers of Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
     (a) The information set forth in the “Summary Term Sheet,” “Frequently Asked Questions,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedure for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain Material U.S. Federal Income Tax Considerations,” Section 7 “Registration under the Exchange Act,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Section 15 “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of Parent or Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Parent” and Schedule II “Directors and Executive Officers of Purchaser” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.
     (a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of Parent or Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Parent” and Schedule II “Directors and Executive Officers of Purchaser” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.
     (b) The information set forth in Section 7 “Registration under the Exchange Act,” Section 9 “Certain Information Concerning Purchaser and Parent,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and Section 13 “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     (a), (c)(1)-(7) The information set forth in Section 7 “Registration under the Exchange Act,” Section 11 “Background of the Offer” and Section 12 “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     (a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     (a), (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Purchaser and Parent,” Section 11 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” Section 13 “The Transaction Documents” and Schedule I “Directors and Executive Officers of Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
     (a) The information set forth in Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION
     (a)(1) Except as disclosed in Items 1 through 10 above and Exhibits to this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

     (a)(2)-(5) The information set forth in Section 7 “Registration under the Exchange Act,” Section 15 “Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase, the Letters of Transmittal and the Letter of Instruction, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.
ITEM 12. EXHIBITS
     See Exhibit Index following the Signature Page.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.
[Remaining of the page is intentionally left blank]

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2011	BRASS ACQUISITION CORP.

	By:	/s/ Peter Grauer Name: Peter Grauer
Title: Chairman

Dated: August 31, 2011	BLOOMBERG INC.

	By:	/s/ Peter Grauer Name: Peter Grauer
Title: Chairman

EXHIBIT INDEX

Exhibit
Number	Document
(a)(1)(A)	Offer to Purchase, dated August 31, 2011.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter of Instruction.
(a)(1)(D)	Form of Summary Advertisement as published in The New York Times on August 31, 2011.
(a)(5)(A)	Joint Press Release, dated August 25, 2011, issued by Parent and the Company (incorporated by reference to Exhibit 99.1 to the Schedule TO - C filed by Purchaser and Parent with the SEC on August 25, 2011).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 000-08247, filed with the SEC on August 30, 2011).
(d)(2)	Confidentiality Agreement, dated May 11, 2011, between the Company and Bloomberg L.P.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.